Exhibit 8.1

List of Significant Subsidiaries and Consolidated Variable Interest Entities

Subsidiary	Place of Incorporation
Leading Ideal HK Limited	Hong Kong
Beijing Co Wheels Technology Co., Ltd.	Mainland China
Beijing Leading Automobile Sales Co., Ltd.	Mainland China
Jiangsu Xindian Interactive Sales and Services Co., Ltd.	Mainland China
Jiangsu CHJ Automobile Co., Ltd	Mainland China
Lixiang Zhizao Automobile Sales & Services (Beijing) Co., Ltd.	Mainland China
Lixiang Zhixing Automobile Sales & Services (Shanghai) Co., Ltd.	Mainland China
Lixiang Zhizao Automobile Sales & Services (Chengdu) Co., Ltd.	Mainland China
Chongqing Lixiang Automobile Co., Ltd.	Mainland China

Consolidated Variable Interest Entity	Place of Incorporation
Beijing CHJ Information Technology Co., Ltd.	Mainland China
Beijing Xindian Transport Information Technology Co., Ltd.	Mainland China